Exhibit 99.1

Medigus to Establish with Linkury an E-Commerce Platform for CBD Products

The Platform will Utilize Advanced Advertisement Technologies Developed by Linkury

OMER, Israel, March 4, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that it has entered into a binding memorandum of understanding with Linkury Ltd., a leading company in the field of online advertising, which is wholly owned by Algomizer Ltd. (TASE: ALMO). As part of the memorandum of understanding Linkury will establish a commercial technological platform for the manufacturing, marketing and distribution of cannabidiol based (CBD) products. In addition, the two companies will examine entering into a definitive agreement and the formation of an international advertisement company, which will carry out the joint venture.

Both Algomizer and Linkury specialize in Internet marketing, with annual sales of approximately NIS 160 million for 2018. The company currently serves customers and partners, including world leading organizations such as Google, Microsoft, Apple, Yahoo, Ask, InfoSpace, Avaya, Dell, Instagram, and more.

The Algomizer group has unique technologies and expertise in all areas of the Internet, including: Internet video, Internet sales, Internet advertising, website monetization, search engines and more. These technologies include developments and algorithms in the field of artificial intelligence and business intelligence developed by the public group.

Under the memorandum of understanding, the two companies will invest in setting up an Internet platform, where Internet marketing, the establishment of an e-commerce platform and video sites will be carried out by Linkury, and the manufacturing, operation, and regulation related to the CBD products will be carried out by Meidgus. The companies will jointly invest up to $500,000 in the venture for infrastructure and marketing and will own it in equal parts.

This is Medigus’ first investment in the field of CBD, after announcing on February 14 that it intends to enter the CBD and medical cannabis markets. This venture is in accordance with the strategy of the Company’s management and board of directors to strive to bring value to the Company and its shareholders.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Oded Yatzkan

Chief Financial Officer

+972-8-6466-880

ir@medigus.com